Mail Stop 3561

December 12, 2005


Via U.S. Mail

Ms. Carolyn Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, Florida 32202


	RE:	CSX Corporation
		Form 10-K for the year ended December 31, 2004
		Filed March 8, 2005
		File No. 1-08022

Dear Ms. Sizemore:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Annual Report on Form 10-K for the year ended December 31, 2004

Financial Statements
Notes to Consolidated Financial Statements, page
Note 2.  Investment In and Integrated Rail Operations with
Conrail,
page 56

1. We note your response to our prior comment two. However, we are unable to provide a waiver of a financial statement requirement outlined in Rule 3-09 of Regulation S-X. According, please amend your 12/31/04 10-K to include the required Conrail financial statements for all periods presented.

2. Please refer to our prior comment three and clarify the following:
* Your response to part b indicates that the $4,130 distribution represents CSX`s basis in its investment in NYC. Please clarify why this does not represent CSX`s basis in PRR, as this was the "Investment in Conrail" that was distributed. Also, please explain in further detail how you determined the amount of your investment in the interests relinquished given the combined or commingled nature of you "investment in Conrail."
* We note from part c that your calculated gain represents the "difference between the fair value of the 58% interest in NYC that was exchanged for the 42% interest in the Pennsylvania Lines
(PRR)."
Please tell us why the gain was not calculated using the fair value of the 42% interest in PRR given up in relation to the carrying value of PRR you held on your books. Alternatively, the fair value of the asset received (NYC) and the cost of the asset received (NYC) can be used if the fair value is more clearly evident than the fair value of the asset surrendered (PRR). Please tell us what fair values were obtained and why you believe it was appropriate to calculate the gain as you did given the guidance in EITF 01-2, paragraph 1.
* Please confirm that you will include expanded disclosures with respect to this transaction that are responsive to our prior comment numbers 2b through 2d in future filings.


Note 5.  Management Restructuring, page 64

3. We note your response to our prior comment 5 and require additional information. Please tell us why payments are made to union employees upon retirement if you reduced the size of your crews in 1991 and 1992. Explain why payments were not made at the time the workforce reductions occurred.


As appropriate, please amend your December 31, 2004 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Ms. Carolyn Sizemore
CSX Corporation
December 12, 2005
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